Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                              Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                      E-mail:  grhlaw@hotmail.com

March 1, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176256

Dear Mr. Spirgel:

This letter accompanies the filing of Amendment No. 3 to the above referenced filing.  After the staff’s review of Amendment No. 2, we received an oral comment that the staff had no more comments other than the fact that the financial statements in the S-1 needed to be brought current.  Amendment No. 3 contains current financial statements.  We also made changes in the body of the document necessary to keep the document consistent with the numbers in the current financial statements.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company